August 07, 2009

Mr. John Reynolds
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC 20549-7010

RE:	National Beverage Corp. Form 10-K Filed July 17, 2008 File No. 001-14170 Schedule 14A
Dear Mr. Reynolds:
On behalf of National Beverage Corp. (the “Company”), set forth below is our response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission in a letter dated July 17, 2009. The Company’s responses below supplement the responses provided by the Company in its March 20, 2009, April 27, 2009 and July 10, 2009 response letters to the Staff (the “Response Letters”).
1.	We note your response to prior comment one from our letter dated May 7, 2009 and reissue that comment. We note the disclosure on page 6 that Messrs. Nick Caporella and Bracken do not receive compensation directly from the company, but instead they receive compensation through a management company owned by Mr. Nick Caporella. Please amend the Form 10-K to present any compensation awarded to, earned by, or paid to, your named executive officers including any compensation that is paid to them indirectly through third parties, in the Executive Compensation section, including but not limited to the Summary Compensation table (emphasis added) See Item 402(a)(2) of Regulation S-K.
Response:
The Company acknowledges your request that compensation received by Messrs. Nick Caporella and Bracken through Corporate Management Advisors, Inc. (“CMA”) be included in the Summary Compensation Table. Because of Mr. Caporella’s ownership of CMA, the Company believes the most meaningful presentation is to attribute the full amount of the management fees to Mr. Caporella. While the Company continues to believe that the presentations proposed in our previous Response Letters are preferable, the Company will acquiesce to the Staff’s request and has modified the Summary Compensation Table accordingly. The Company believes that amounts paid to Mr. Bracken by CMA include compensation for services rendered to the Company. In order to emphasize that these amounts are paid by CMA rather than the Company, the Company proposes that these amounts should be included under the “All Other Compensation” column of the table. The proposed presentation is attached to this letter as Exhibit A.

We respectfully submit that no amendment to any previous filing should be required in this circumstance. For the reasons described in the Response Letters, the Company reasonably believed that its presentation was appropriate. Furthermore, since the 2009 Summary Compensation Table will be filed on or about August 28, 2009, we do not believe an amendment to a prior filing would provide any benefit to investors and we believe that investors may become confused by an amendment of a prior filing. Accordingly, we request your concurrence that no amendment of any prior filing should be required in this circumstance.

2.	We note that in your letters dated April 27, 2009 and July 10, 2009 you provide draft disclosure of your Summary Compensation Table which presents fees paid to a Management Company controlled by Mr. Caporella but does not present his compensation in the table itself. Please revise to present the compensation earned by Messrs. Caporella and Bracken in the Summary Compensation table. In this respect we reissue prior comment two from our letter dated May 7, 2009.
Response:
As set forth on Exhibit A and discussed in our response to the previous comment, compensation for Messrs. Caporella and Bracken is included in the Summary Compensation Table under the caption “All Other Compensation,” which more accurately characterizes the intent of the management agreement. The Company believes this presentation will allow investors to more fully understand the unique and effective relationship between the Company and CMA.
* * * *
If you have any questions with respect to the foregoing response, please feel free to call me at (954) 581-0922.
Sincerely,
/s/ George R. Bracken
George R. Bracken
Senior Vice President — Finance

EXHIBIT A
MANAGEMENT SERVICES AGREEMENT — COMPENSATION
Corporate Management Advisors, Inc. (“CMA”), pursuant to the Management Agreement, provides the services of and compensates the Company’s Chief Executive Officer, Chief Financial Officer and senior corporate management, each of whom are responsible for critical corporate functions of the Company. Although management fees paid to CMA have been disclosed in “Certain Relationships and Related Party Transactions” since the inception of the Management Agreement in 1992, current SEC reporting rules require that we modify the presentation of amounts paid to Mr. Nick Caporella and Mr. Bracken in the Summary Compensation Table below. Because Mr. Nick Caporella owns CMA, the total amount of the management fees we paid to CMA is reflected in the Summary Compensation Table under the caption “All Other Compensation”. Compensation for Mr. Bracken, who serves as Chief Financial Officer of National Beverage, is paid entirely by CMA. (See “Certain Relationships and Related Party Transactions.”)
SUMMARY COMPENSATION TABLE
     The following table sets forth information concerning compensation awarded to, earned by or paid to Executive Officers for services rendered during the past three fiscal years.

				Option
		Salary		Awards		All Other
Name and Principal Position	Year	($)	Bonus ($)	($)(2)		Compensation ($)		Total ($)

Nick A. Caporella(1)	2009	—	—	—		0,000,000	(1)	0,000,000	(1)
Chairman and Chief Executive	2008	—	—	—		5,660,063	(1)	5,660,063	(1)
Officer	2007	—	—	—		5,391,257	(1)	5,391,257	(1)

George R. Bracken(1)	2009	—	—	0,000	(3)	000,000	(1)	000,000	(1)
Senior Vice President — Finance	2008	—	—	7,281	(3)	284,285	(1)	291,566	(1)
	2007	—	—	8,530	(3)	256,346	(1)	264,876	(1)

Joseph G. Caporella	2009	000,000	000,000	00,000		0,000		000,000
President	2008	400,000	301,226	56,700		6,465		764,391
	2007	375,000	289,976	55,108		6,526		726,610

Dean A. McCoy	2009	000,000	00,000	00,000		0,000		000,000
Senior Vice President and	2008	170,000	47,000	10,593		5,985		233,578
Chief Accounting Officer	2007	160,000	33,000	10,593		6,046		209,639

Edward F. Knecht	2009	000,000	00,000	00,000		000		000,000
Executive Vice President -	2008	152,300	95,055	11,746		885		259,986
Procurement	2007	152,300	102,788	11,826		946		267,860

(1)	Mr. Nick A. Caporella, our Chairman of the Board and Chief Executive Officer, and Mr. George R. Bracken, our Senior Vice President — Finance, do not receive any cash compensation from the Company as their services are provided to us through CMA. As described above in “Compensation Discussion and Analysis,” “Management Services Agreement — Compensation,” and below in “Certain Relationships and Related Party Transactions,” we pay an annual base management fee equal to one percent of our consolidated net sales for the services that CMA provides to us, which include, among other things, the services of Mr. Nick Caporella and Mr. Bracken, as well as other senior corporate personnel who are not required to be included in the table above, and the supervision of the Company’s financial, legal, executive recruitment, internal audit and management information systems departments. The amounts set forth with respect to Mr. Nick Caporella under the caption “All Other Compensation” represent the management fees paid by us to CMA for the respective fiscal years. The amounts set forth with respect to Mr. Bracken under the caption “All Other Compensation” represent payments to him by CMA. Although the management agreement with CMA has been in effect since 1992, the presentation above has been modified in accordance with current SEC disclosure requirements.

(2)	Amounts represent the compensation expense recognized for the applicable fiscal year, computed in accordance with SFAS 123R. See Note 8 to the Financial Statements included in the Company’s Annual Report on Form 10-K for additional information regarding the assumptions utilized.

(3)	Amounts represent compensation expense with respect to option awards held by Mr. Bracken.